OMB APPROVAL

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number: 811-05309, 811-21824	Date examination completed: October 31, 2006

2.	State indentification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify:

3.	Exact name of investment company as specified in registration statement: First American Investment Funds, Inc., Mount Vernon Securities Lending Trust

4.	Address of principal executive office (number, street, city, state, zip code): 800 Nicollet Mall Minneapolis, MN 55402
INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments.
Investment Company
1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.
THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
SEC2198 (10-03)

SEC’s COLLECTION OF INFORMATION
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

Management Statement Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940
January 29, 2007
I, as a member of management of the Mount Vernon Securities Lending Prime Portfolio and Mount Vernon Securities Lending Short-Term Bond Portfolio of the Mount Vernon Securities Lending Trust (referred to collectively as the portfolios), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (Rule 17f-2). I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the portfolios’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2006, and from August 31, 2006 through October 31, 2006.
Based on this evaluation, I assert that the portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2006, and from August 31, 2006 through October 31, 2006, with respect to securities reflected in the investment accounts of the portfolios.

By:	/s/ Charles D. Gariboldi, Jr. Charles D. Gariboldi, Jr.
Treasurer
Mount Vernon Securities Lending Trust

Report of Independent Registered Public Accounting Firm
To the Board of Trustees of
    Mount Vernon Securities Lending Trust,
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Mount Vernon Securities Lending Prime Portfolio and Mount Vernon Securities Lending Short-Term Bond Portfolio of the Mount Vernon Securities Lending Trust (referred to collectively as the portfolios) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (Rule 17f-2) as of October 31, 2006. Management is responsible for the portfolios’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the portfolios’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2006, and with respect to agreement of security purchases and sales, for the period from August 31, 2006 through October 31, 2006:
•	Confirmation of all securities held by institutions in book entry form (Bank of New York, Depository Trust Company, and Federal Reserve Bank of Boston) without prior notice to management;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents;

•	Reconciliation of all such securities to the books and records of the portfolios and U.S. Bank National Association (the Custodian);

•	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian’s records; and

•	Agreement of four security purchase and four security sales or maturities since our last examination from the books and records of the portfolios to broker confirmations.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the portfolios’ compliance with specified requirements.
In our opinion, management’s assertion that the portfolios complied with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2006, with respect to securities reflected in the investment accounts of the portfolios, is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the portfolios and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/Ernst & Young LLP
Minneapolis, Minnesota
January 29, 2007

Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940
January 29, 2007
I, as a member of management of the Balanced Fund, Equity Income Fund, Equity Index Fund, International Fund, Large Cap Select Fund, Large Cap Growth Opportunities Fund, Large Cap Value Fund, Mid Cap Growth Opportunities Fund, Mid Cap Index Fund, Mid Cap Value Fund, Real Estate Securities Fund, Small Cap Growth Opportunities Fund, Small Cap Index Fund, Small Cap Select Fund, Small Cap Value Fund, and Small-Mid Cap Core Fund of the First American Investment Funds, Inc. (referred to collectively as the funds), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (Rule 17f-2). I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2006, and from May 31, 2006 through October 31, 2006.
Based on this evaluation, I assert that the funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2006, and from May 31, 2006 through October 31, 2006, with respect to securities reflected in the investment accounts of the funds.

By:	/s/ Charles D. Gariboldi, Jr. Charles D. Gariboldi, Jr.
Treasurer
First American Investment Funds, Inc.

Report of Independent Registered Public Accounting Firm
To the Board of Directors of
    First American Investment Funds, Inc.,
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Balanced Fund, Equity Income Fund, Equity Index Fund, International Fund, Large Cap Select Fund, Large Cap Growth Opportunities Fund, Large Cap Value Fund, Mid Cap Growth Opportunities Fund, Mid Cap Index Fund, Mid Cap Value Fund, Real Estate Securities Fund, Small Cap Growth Opportunities Fund, Small Cap Index Fund, Small Cap Select Fund, Small Cap Value Fund, and Small-Mid Cap Core Fund of the First American Investment Funds, Inc. (referred to collectively as the funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (Rule 17f-2) as of October 31, 2006. Management is responsible for the funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2006, and with respect to agreement of security purchases and sales, for the period from May 31, 2006 through October 31, 2006:
•	Count and inspection of all securities located in the vault of U.S. Bank National Association (the Custodian) in Milwaukee, Wisconsin;
•	Confirmation of all securities held by institutions in book entry form (Bank of New York, Depository Trust Company, and Federal Reserve Bank of Boston);
•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents;
•	Reconciliation of all such securities to the books and records of the funds and U.S. Bank National Association (the Custodian);
•	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian’s records; and
•	Agreement of 13 security purchase and 13 security sales or maturities since our last examination from the books and records of the funds to broker confirmations.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the funds’ compliance with specified requirements.
In our opinion, management’s assertion that the funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2006, with respect to securities reflected in the investment accounts of the funds, is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of the funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/Ernst & Young LLP
Minneapolis, Minnesota
January 29, 2007

January 29, 2007
Ernst & Young LLP
220 South Sixth Street
Suite 1400
Minneapolis, MN 55402
In connection with your compliance attestation engagement relating to our assertion over the compliance of:
First American Investment Funds, Inc. – (security count period from May 31, 2006 through October 31, 2006) Balanced Fund, Equity Income Fund, Equity Index Fund, International Fund, Large Cap Select Fund, Large Cap Growth Opportunities, Large Cap Value Fund, Mid Cap Growth Opportunities Fund, Mid Cap Index Fund, Mid Cap Value Fund, Real Estate Securities Fund, Small Cap Growth Opportunities Fund, Small Cap Index Fund, Small Cap Select Fund, Small Cap Value Fund, Small-Mid Cap Core Fund;
Mount Vernon Securities Lending Trust - (security count period from August 31, 2006 through October 31, 2006) Mount Vernon Securities Lending Prime Portfolio and Mount Vernon Securities Lending Short-Term Bond Portfolio
(referred to collectively as the funds) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (Rule 17f-2) as of October 31, 2006, we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to form an opinion on whether our assertion about compliance with the specified requirements is fairly stated in all material respects. Accordingly, we make the following representations with respect to our compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2006, which are true to the best of our knowledge and belief.
We acknowledge that, as members of management of the funds, we are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2006.
Based on this evaluation, we assert that the funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2006, with respect to securities reflected in the investment accounts of the funds.
We have made available to you all documentation related to compliance with the requirements of subsections (b) and (c) of Rule 17f-2.
There are no material weaknesses in internal controls over compliance with the requirements of subsections (b) and (c) of Rule 17f-2, including any for which we believe the cost of corrective actions exceeds the benefits. There have been no significant changes in such internal controls since October 31, 2006.
There have been no known instances of noncompliance with the requirements of subsections (b) and (c) of Rule 17f-2 for the five month period ended October 31, 2006 for First American Investment Funds, Inc. and two month period ended October 31, 2006 for Mount Vernon Securities Lending Trust and through the date of your attestation examination report.
We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud. We have no knowledge of any fraud or suspected fraud affecting the funds involving management or employees who have significant roles in internal controls over compliance with the requirements of subsections (b) and (c) of Rule 17f-2. We have no knowledge of any allegations of fraud or suspected fraud affecting the funds’ compliance with subsections (b) and (c) of Rule 17f-2 received in communications from employees, former employees, analysts, regulators, short sellers, or others.
There have been no communications from regulatory agencies concerning possible noncompliance with the requirements of subsections (b) and (c) of Rule 17f-2 for the five month and two month periods ended October 31, 2006 for the entities as listed above and through the date of your attestation examination report.
No events or transactions have occurred since October 31, 2006 or are pending that would have an effect on our compliance with the requirements of subsections (b) and (c) of Rule 17f-2 at that date or for the five month and two month periods then ended for the entities as listed above.
The undersigned, having conducted no independent investigation, does not have actual knowledge of any instances where an officer or director of the funds (or any member of their immediate family) has (i) a direct or material indirect business relationship with Ernst & Young LLP or any of its affiliates, or (ii) a substantial ownership interest in, or serves as an officer or director of, any company (public or private) that has any direct or material indirect business relationship with Ernst & Young LLP or any of its affiliates (other than a relationship resulting from the provision of auditing, accounting, tax or consulting services).
We are not aware of any reason Ernst & Young LLP would not be considered to be independent.
We understand that your examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants, and was, therefore, designed primarily for the purpose of expressing an opinion on whether our assertions are fairly stated in all material respects based on criteria established by the requirements of subsections (b) and (c) of Rule 17f-2. We further understand that your procedures were limited to those that you considered necessary for that purpose.

Very truly yours,

/s/ Charles D. Gariboldi, Jr. Charles D. Gariboldi, Jr.
Treasurer, FAF Advisors, Inc.